SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pana-Minerales S.A.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

698097102
(CUSIP Number)

David L. Gibson
c/o Pana-Minerales S.A.
Pimera Calle El Carmen, EDF
Torre C, Panama R1
Ph Villa Medici Apt. 28
011-51-205-1994
(Name, Address, and Telephone Number of Person Authorized

 to Receive Notices and Communications)

With a copy to:
Mark C. Lee, Esq.
Greenberg Traurig, LLP
1201 K Street, Suite 1100
Sacramento, California 95814

April 22, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698097102

1		NAME OF REPORTING PERSONS David L. Gibson
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14		TYPE OF REPORTING PERSON (See Instructions) IN

CUSIP No. 698097102

Item 1.                      Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on February 2, 2012 (the “Schedule 13D”) relating to shares of common stock, $0.001 par value per share (“Common Stock”) of Pana-Minerales S.A. (the “Issuer”).  The principal executive offices of the Issuer are located at First Floor Commercial Area, Calle 53, Marbella, Panama City, Panama.  Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect.  All capitalized terms not otherwise defined in this Amendment No. 1 shall have the same meanings ascribed thereto in the Schedule 13D.

Item 2.                      Identity and Background

(a)           This Amendment No. 1 to Schedule 13D is being filed by David L. Gibson (the “Reporting Person”).

(b)           The business address of the Reporting Person is c/o Pana-Minerales S.A., First Floor Commercial Area, Calle 53, Marbella, Panama City, Panama.

(c)           The Reporting Person is as an investor and until his resignation on April 22, 2012 the Reporting Person was a Director of the Issuer.  The business address of the Issuer is First Floor Commercial Area, Calle 53, Marbella, Panama City, Panama.

(d)           During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)           The Reporting Person is a citizen of Canada.

Item 3.                      Source and Amount of Funds or Other Consideration

The Reporting Person was previously issued 10,000,000 shares of restricted Common Stock of the Issuer (the “Shares”) in consideration for services rendered as disclosed in the Schedule 13D filed by the Reporting Person on February 2, 2012.  On April 22, 2012, the Reporting Person returned the Shares to the Issuer for cancellation in connection with the Reporting Person’s resignation from the Board of Directors of the Issuer.  As a result, as of April 22, 2012, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.  In connection with the Reporting Person’s resignation as a member of the Issuer’s Board of Directors, the Reporting Person was paid $10,000 as consideration for past services rendered to the Issuer.

Item 4.                      Purpose of the Transaction

The Reporting Person previously received the Shares in exchange for services rendered to the Issuer.  On April 22, 2012, the Reporting Person returned all of the Shares to the Issuer for cancellation (the “Disposition”).  As a result of the Disposition, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Subject to on going evaluation, except as set forth above, the Reporting Person has no current plans or proposals which relate to or would result in any of the following:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

CUSIP No. 698097102

(b)           An extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure, including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws, or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)           A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)           Any action similar to any of those enumerated above.

Item 5.                      Interest in Securities of the Issuer

(a)           As of April 22, 2012, the Reporting Person does not beneficially own any shares of Common Stock.

(b)           The Reporting Person has sole power to vote and sole power to dispose of zero shares of Common Stock.

(c)           No transactions in the Issuer’s Common Stock were effected during the past 60 days by the Reporting Person except as set forth in Item 3 above.

(d)           Not applicable.

(e)           As a result of the Reporting Person’s return of the Shares to the Issuer for cancellation,  on April 22, 2012, the Reporting Person ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In connection with the Reporting Person’s return of the Shares and the Reporting Person’s resignation from the Issuer’s Board of Directors, on April 22, 2012, the Reporting Person and the Issuer entered into that certain Mutual Release Agreement, a copy of which is filed as Exhibit 10.3 to the Issuer’s Quarterly Report on Form 10-Q/A filed with the SEC on April 26, 2012.

Item 7.                      Material to be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: May 3, 2012	By:	/s/ David L. Gibson
Name: David L. Gibson
Title: David L. Gibson